SUBSCRIPTION AGREEMENT BETWEEN THE TRUST AND THE INVESTORS

DBLAINE FUND

A SERIES OF THE

DBLAINE INVESTMENT TRUST

LETTER OF INVESTMENT INTENT

December 17, 2009

To the Board of Trustees of Dblaine Investment Trust:

The undersigned (the “Purchaser”) hereby subscribes to purchase a beneficial interest (the “Interest”) of the Dblaine Fund, a series of the Dblaine Investment Trust, in the amount of $100,000 for 10,000 shares at net asset value of $10.00 per share, in consideration for which the Purchaser agrees to transfer to you upon demand cash in the amount of $100,000.

The Purchaser agrees that the Interest is being purchased for investment purposes only and with no present intention of reselling or redeeming said Interest.

Dblaine Capital, LLC

By:/s/ David B. Welliver

     David B. Welliver

Its: President